Exhibit 99.2(k)(4)

MANAGEMENT FEE WAIVER AGREEMENT

April 18, 2024

MA Specialty Credit Income Fund

3 W Main St., Suite 301

Irvington, New York 10533

Dear Ladies and Gentlemen:

This letter (the “Agreement”) will confirm the agreement between MA Specialty Credit Income Fund (the “Fund”) and MA Asset Management, LLC (“MA”), as follows:

1.	The Fund is a closed-end management investment company that continuously offers its shares and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Pursuant to an Investment Advisory Agreement dated April 18, 2024, the Fund and MA (the “Investment Advisory Agreement”), the Fund has retained MA to provide the Fund with investment advisory and certain other services. Pursuant to the Investment Advisory Agreement, the Fund has agreed to pay to MA a base management fee at an annual rate of 0.95% of the average daily value of the Fund’s Net Assets, defined as the total assets of the Fund minus the Fund’s liabilities (the “Management Fee”) and an incentive fee, subject to a hurdle rate and a “catch-up” feature, as reflected in Exhibit A to the Investment Advisory Agreement (the “Incentive Fee”). Net Assets are defined under the Investment Advisory Agreement as the total assets of the Fund minus the Fund’s liabilities.

3.	Pursuant to this Agreement, MA agrees to waive (i) the Management Fee it is entitled to receive from the Fund pursuant to the Investment Advisory Agreement to the extent necessary to limit its Management Fee to 0.70% of the average daily value of the Fund’s Net Assets through the first year after the date on which the Fund’s Net Assets equal $250 million (the “Expiration Date”) and (ii) the catch-up feature related to the Incentive Fee, with the effect that the Incentive Fee will equal 15% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the hurdle rate, through the Expiration Date.

4.	MA may not seek reimbursement from the Fund with respect to the Management Fee and Incentive Fee waived pursuant to this Agreement.

5.	This Agreement shall become effective on the effective date of the Investment Advisory Agreement and continue through the Expiration Date, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Investment Advisory Agreement.

6.	Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

7.	Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee and Incentive Fee, the computations of Net Assets, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the 1940 Act.

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8.	If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

9.	It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

10.	This Agreement constitutes the entire agreement between the Fund and MA with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and MA.

[The remainder of the page has been intentionally left blank. The signature page follows.]

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If the foregoing correctly sets forth the agreement between the Fund and MA, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

MA SPECIALTY CREDIT INCOME Fund

By:	/s/ Paul Grady
Name:	Paul Grady
Title:	Authorized Signatory

ACCEPTED:

MA ASSET MANAGEMENT, LLC

By:	/s/ Ashees Jain
Name:	Ashees Jain
Title:	Authorized Signatory

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